CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

September 17, 2025

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carlyle AlpInvest Private Markets Secondaries Fund (the “Fund”) Registration Statement on Form N-2 File Numbers: 333-285477; 811-24059

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to September 19, 2025, or as soon thereafter as practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

By:	/s/ Cameron Fairall
Name:	Cameron Fairall
Title:	Secretary

TCG Capital Markets L.L.C.

By:	/s/ Liangshun Qian
Name:	Liangshun Qian
Title:	Chief Compliance Officer